UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

BP p.l.c.
(Exact name of registrant as specified in its charter)

England & Wales
(Jurisdiction of incorporation)

1-06262
Commission file number

Not Applicable
(IRS Employer Identification No.)

1 St James’s Square, London SW1Y 4PD
United Kingdom
(Address of principal executive offices)

Murray Auchincloss
Tel +44 (0) 20 7496 4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022.

FORM SD

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction:

This is the Form SD of BP p.l.c. for the calendar year 2022. Certain terms in this report are defined in Rule 13p-1.

In accordance with Rule 13p-1, bp undertook enquiries to determine whether there was reason to believe that any “conflict minerals” that are necessary to the functionality or production of its products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”). Conflict minerals are defined in Section 1502(e)(4) of the Act as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted) or their derivatives.

Description of process followed including Reasonable Country of Origin Inquiry (‘RCOI’)

bp has implemented a conflict minerals compliance plan that is intended to ensure compliance with Rule 13p-1. bp has undertaken the following steps:

1.Utilised existing embedded internal processes to ensure continued compliance with Rule 13p-1 for current and future reporting periods.

2.Carried out a group wide review of bp’s products including a review of product databases which provide details of the composition of bp’s end products, in order to identify any that contain conflict minerals. The outcome of this review was that a conflict mineral was detected in an additive that was used in one of our lubricants products in 2022.

3.bp reviewed the conflict mineral supplier’s website and other publicly available information and believes that it can rely on the conflict mineral supplier’s supply chain policy for conflict minerals posted on its website describing the measures that the supplier takes to ensure that none of its products contain conflict minerals that come from the Covered Countries.

Results of bp’s Reasonable Country of Origin Inquiry

Based on its RCOI, bp has no reason to believe its necessary conflict minerals may have originated in the Covered Countries for products manufactured in the calendar year 2022.

For EV charging product manufacturing and spare parts provision, we requested certifications from our top 20 suppliers who together represent 80% of total component expenditure as at 31 December 2022. Despite following-up with suppliers who did not respond fully, we did not receive a full response from all contacted suppliers.

The information in this report is also available on the bp website at bp.com/humanrights.

FORM SD

Section 2—Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3—Exhibits

Item 3.01 Exhibits

Based on the above no Conflict Minerals Report is required.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BP p.l.c.
(Registrant)

/s/ Murray Auchincloss 31 May 2023
Murray Auchincloss
Chief Financial Officer